
12060009

19
42

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
~~8-016164~~ 8-33429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Financial Advisors, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
570 Carillon Parkway
(No. and Street)

St. Petersburg	Florida	33716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Chuang (727) 299-1800 x2754
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, George Chuang, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



DIANA GARRAND
MY COMMISSION EXPIRES
November 22, 2014
#EE 032131
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA



George Chuang
Vice President & CFO



Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholders' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)



FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Transamerica Financial Advisors, Inc.
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

TRANSAMERICA FINANCIAL ADVISORS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Years Ended December 31, 2011 and 2010

Contents

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Transamerica Financial Advisors, Inc.

We have audited the accompanying statements of financial condition of Transamerica Financial Advisors, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Advisors, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material requests in relation to the financial statements as a whole.

Ernst + Young LLP

February 24, 2012

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands, except for share data)	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	$ 10,658	$ 13,160
Investments in securities, at fair value	23,874	25,697
Agent notes receivable, net of allowance (2011: $121 and 2010: $364)	240	311
Commission receivables	7,477	6,973
Other receivables	1,901	1,732
Recoverable from parent under tax allocation agreement	462	-
Deferred tax asset, net	9,651	9,984
Prepaid expenses and other assets	208	178
Intangible assets, less accumulated amortization (2011: $1,401 and 2010: $1,012)	3,052	1,488
Total assets	$ 57,523	$ 59,523
Liabilities and stockholders' equity		
Liabilities		
Commission payables	$ 6,042	$ 5,161
Payable to parent under tax allocation agreement	-	393
Due to affiliates, net	888	1,547
Deferred compensation	23,542	25,394
Other liabilities	4,422	4,093
Total liabilities	34,894	36,588
Stockholders' equity		
Common stock, $1 par value, 5,000 shares authorized; 1,209 issued and outstanding	1	1
Additional paid-in capital	31,284	31,311
Retained deficit	(8,656)	(8,377)
Total stockholders' equity	22,629	22,935
Total liabilities and stockholders' equity	$ 57,523	$ 59,523

See accompanying notes.

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENTS OF OPERATIONS

(dollars in thousands)	For the Years Ended December 31, 2011	2010
Revenues		
Commission income	$ **155,375**	$ 139,161
Net investment income (loss)	**(1,779)**	3,300
Other income	**6,341**	5,439
Total revenues	**159,937**	147,900
Expenses		
Commissions	**135,823**	126,580
Employee compensation and related benefit expenses	**10,462**	10,002
Other operating expenses	**13,813**	11,902
Total expenses	**160,098**	148,484
Loss before income taxes	**(161)**	(584)
Income tax expense (benefit)		
Current	**(215)**	(253)
Deferred	**333**	89
Income tax expense (benefit)	**118**	(164)
Net loss	$ **(279)**	$ (420)

See accompanying notes.

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)	For the Years Ended December 31, 2011	2010
Common Stock	**$ 1**	$ 1
Additional Paid-in Capital		
Balance at beginning of year	**$ 31,311**	$ 31,606
Return of capital to AUSA Holding Company	**(22)**	(244)
Return of capital to Transamerica International Holding, Inc.	**(5)**	(51)
Balance at end of year	**$ 31,284**	$ 31,311
Retained Deficit		
Balance at beginning of year	**$ (8,377)**	$ (7,957)
Net loss	**(279)**	(420)
Balance at end of year	**$ (8,656)**	$ (8,377)
Total Stockholders' Equity	**$ 22,629**	$ 22,935

See accompanying notes.

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENTS OF CASH FLOWS

(dollars in thousands)	For the Years Ended December 31, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ **(279)**	$ (420)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:		
Changes in:		
Deferred income taxes	**333**	89
Agents notes receivable	**71**	33
Commission receivables	**(504)**	(3,163)
Other receivables	**(169)**	(75)
Recoverable (payable) from parent under tax allocation agreement	**(855)**	677
Prepaid expenses and other assets	**(30)**	112
Due to affiliates	**(659)**	(4,740)
Deferred compensation	**(1,852)**	2,844
Commission payables	**881**	2,642
Other liabilities	**329**	(369)
Amortization of intangible assets	**389**	357
Net decrease (increase) in trading securities	**1,823**	(2,869)
Net cash and cash equivalents used in operating activities	**(522)**	(4,882)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cost of intangible assets purchased	**(1,953)**	-
Cost of seed money purchased	**-**	(50)
Net cash and cash equivalents used in investing activities	**(1,953)**	(50)
CASH FLOWS FROM FINANCING ACTIVITIES		
Return of capital to AUSA Holding Company	**(22)**	(244)
Return of capital to Transamerica International Holding, Inc.	**(5)**	(51)
Net cash and cash equivalents used in financing activites	**(27)**	(295)
Net decrease in cash and cash equivalents	**(2,502)**	(5,227)
Cash and cash equivalents, beginning of year	**13,160**	18,387
Cash and cash equivalents, end of year	$ **10,658**	$ 13,160
Supplemental cash flow information		
Net cash paid (received) during the year for income taxes	$ **667**	$ (635)

See accompanying notes.

TRANSAMERICA FINANCIAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

1. Summary of Significant Accounting Policies

Transamerica Financial Advisors, Inc. (the "Company") is 82.7% owned by AUSA Holding Company ("AUSA") and 17.3% owned by Transamerica International Holdings, Inc. ("TIHI"). AUSA and TIHI are indirect wholly owned subsidiaries of AEGON N.V.("AEGON"), a public limited liability share company organized under Dutch law. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company markets financial products for both affiliated and nonaffiliated companies, such as variable annuities, variable life insurance, mutual funds, real estate investment trusts, and certain securities to investors throughout the United States.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2010 financial statements to conform to the 2011 presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are primarily valued at amortized cost, which approximates fair value.

Investments

The Company's investments consist primarily of equity securities, mutual funds and exchange traded funds which are reported at fair value. These investments are primarily related directly to the deferred compensation plan for the registered representatives. The fair value of the equity securities is based on quoted prices in an active market, while the other investments are determined by reference to published net asset values per share. The fair value of the equities is based on quoted prices in an active market. Changes in the fair value are recorded as net investment income (loss) in the Statements of Operations and amounted to appreciation (depreciation) of $(1,971) and $3,140 for the years ended December 31, 2011 and 2010, respectively.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

Intangible Assets

In 2008, the Company purchased the future commission revenue stream from one of its branch offices. The purchase price was $2,500, which was recorded as an intangible asset and represents the present value of the future revenue stream. The intangible asset is evaluated annually for impairment in accordance with GAAP guidance. No impairment occurred in 2011 or 2010. The intangible asset is being amortized on a straight-line basis over a seven year period, which approximates the expected receipt of commission revenue. Amortization for the years ended December 31, 2011 and 2010 was $357 and $357, respectively. The estimated amortization expense for the years ended December 31, 2012 through December 31, 2015, are as follows:

2012	$	357
2013		357
2014		357
2015		60
	$	1,131

On September 30, 2011, the Company purchased the future commission revenue stream from one of its branch offices. In addition to the future commission revenue stream intangible, a non-compete agreement intangible was established. The total purchase price was $848 of which $698 represents the present value of the future commission revenue stream and $150 represents the non-compete agreement. The future commission revenue stream is being amortized on a straight-line basis over a five year period, which approximates the expected receipt of commission revenue. The non-compete agreement is being amortized on a straight-line basis over a three year period which represents the duration of the contractual agreement. Amortization for the year ended December 31, 2011 was $9 for the non-compete agreement and $23 for the future commission revenue stream. The estimated amortization expense for the years ended December 31, 2012 through December 31, 2016, are as follows:

	Non-Compete		Future commission revenue	
2012	$	50	$	140
2013		50		140
2014		41		140
2015		-		140
2016		-		115
	$	141	$	675

On December 22, 2011, the Company purchased the future commission revenue stream from one of its branch offices. In addition to the future commission revenue stream intangible, a non-compete agreement intangible was established. The total purchase price was $1,105 of which $949 represents the present value of the future commission revenue stream and $156 represents the non-compete agreement. The future commission revenue stream is being amortized on a straight-line basis over a five year period, which approximates the expected receipt of commission revenue, The non-compete agreement is being amortized on a straight-line basis over a four year period which represents the duration of the contractual agreement. No amortization was recorded in 2011. The estimated amortization expense for the years ended December 31, 2012 through December 31, 2016, are as follows:

	Non-Compete		Future commission revenue	
2012	$	39	$	190
2013		39		190
2014		39		190
2015		39		190
2016		-		189
	$	156	$	949

Commission Income

Sales commissions and fees earned, along with the related commission expenses, on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Deferred Compensation

The Company allows registered representatives to defer commission income on a pre-tax basis for any given year if the representative meets certain revenue targets in the preceding year ($25 for 2011 and 2010). The deferred compensation liability represents the accumulated deferred commission revenue and investment appreciation (depreciation) less any withdrawals.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued (February 24, 2012), provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Recent Accounting Guidance

Current Adoption of Recent Accounting Guidance

Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*

On January 1, 2011, the Company adopted guidance (Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements)* requiring separate presentation of information about purchases, sales, issuances, and settlements in the Level 3 reconciliation for fair value measurements using significant unobservable inputs. The adoption affected disclosures but did not impact the Company's results of operations or financial position.

ASC 805, *Business Combinations*

The Company adopted guidance (ASU 2010-29, *Disclosure of Supplementary Pro Forma Information for Business Combinations*), which clarifies that if a public entity presents comparative financial statements, the entity should present revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period in the pro forma financial information. The adoption did not have a material impact to the Company's results of operations or financial position.

ASC 310, *Receivables*

The Company adopted guidance (ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*), which requires new and expanded financial statement disclosures as of the period ended December 31, 2011. An entity is required to provide qualitative and quantitative disclosures about the allowance for credit losses, credit quality, impaired loans, modifications, and nonaccrual and past due financing receivables. In addition, the disclosures must be disaggregated by portfolio segment or class of financing receivable based on how a company develops its allowance for credit losses and how it manages its credit exposure. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

Accounting Guidance Adopted in 2010

ASC 820, *Fair Value Measurements and Disclosures*

The Company adopted guidance (Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements*) which includes new disclosures and clarifications of existing disclosures about fair value measurements as of

the period ended December 31, 2010. The guidance requires disclosure of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and reasons for the transfers. Additionally, the ASU clarifies the level of disaggregation for fair value disclosures, requiring disclosures for each class of assets and liabilities. The guidance clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

Future Adoption of Accounting Guidance

ASC 820, *Fair Value Measurements and Disclosures*

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. Some of the amendments represent clarifications of existing requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance on January 1, 2012 and is currently evaluating its impact on the Company's results of operations and financial position.

2. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company recognizes transfers between levels as of the beginning of the quarter.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2011 and 2010:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (a)	$ -	$ 5,629	$ -	$ 5,629
Money market funds (a)	-	1,509	-	1,509
Equity securities (b)				
Basic materials	400	-	-	400
Communications	118	-	-	118
Consumer - cyclical	381	-	-	381
Consumer - non-cyclical	566	-	-	566
Energy	278	-	-	278
Financial	1,361	-	-	1,361
Government	315	-	-	315
Industrial	132	-	-	132
Technology	213	-	-	213
Total equity securities	3,764	-	-	3,764
Mutual funds (c)				
Alternative	243	-	-	243
Balanced fund	5,312	-	-	5,312
Domestic stock fund	51	-	-	51
Equity fund	6,008	-	-	6,008
Fixed-income bond	1,729	-	-	1,729
Indexed fund	616	-	-	616
International stock fund	4,642	-	-	4,642
Total mutual funds	18,601	-	-	18,601
Total assets	$ 22,365	$ 7,138	$ -	$ 29,503

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (a)	$ -	$ 8,620	$ -	$ 8,620
Money market funds (a)	-	1,566	-	1,566
Equity securities (b)				
Basic materials	414	-	-	414
Communications	212	-	-	212
Consumer - cyclical	298	-	-	298
Consumer - non-cyclical	385	-	-	385
Energy	154	-	-	154
Financial	1,733	-	-	1,733
Government	123	-	-	123
Industrial	118	-	-	118
Technology	387	-	-	387
Utilities	17			17
Total equity securities	3,841	-	-	3,841
Mutual funds (c)				
Alternative	261	-	-	261
Balanced fund	4,961	-	-	4,961
Domestic stock fund	18	-	-	18
Equity fund	10,008	-	-	10,008
Fixed-income bond	3,037	-	-	3,037
Indexed fund	717	-	-	717
International stock fund	1,288	-	-	1,288
Total mutual funds	20,290	-	-	20,290
Total assets	$ 24,131	$ 10,186	$ -	$ 34,317

(a) Cash equivalents and money market funds are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables.
(b) Equity securities are valued based on exchange listed price quotations for identical securities in active markets and therefore are considered Level 1.
(c) Mutual funds are valued based on net asset value provided by the fund managers, whose net asset values are quoted in an active market and therefore are considered Level 1.

During 2011 and 2010, there were no transfers between Level 1 and 2, respectively.

3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with AUSA and TIHI and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to AUSA and TIHI. During 2011, the Company made distributions to AUSA and TIHI of $22 and $5, respectively. During 2010, the Company made distributions to AUSA and TIHI of $244 and $51, respectively. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2011 and 2010:

	2011	2010
Federal	$ (131)	$ (154)
State	249	(10)
Total income tax expense (benefit)	$ 118	$ (164)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include amortization of intangible assets, accrued bonuses and deferred compensation, and other expenses not deductible until future periods for tax purposes. Deferred income taxes consist of the following at December 31, 2011 and 2010:

	2011	2010
Deferred tax assets	$ 11,076	$ 11,924
Less: valuation allowance	(180)	(208)
Net deferred tax asset	10,896	11,716
Deferred tax liabilities	(1,245)	(1,732)
Net deferred tax asset	$ 9,651	$ 9,984

The valuation allowance for deferred tax assets at December 31, 2011 and 2010 was $180 and $208, respectively. The valuation allowance is related to a net operating loss carryforward and other deferred tax assets, which, in the judgment of management, is not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of further taxable income during the periods in which those temporary

differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2011 or 2010. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2011 or 2010.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

4. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other investment-related activities. Commission revenues include approximately $3,527 and $3,317 for the years ended December 31, 2011 and 2010, respectively, from the sales of Transamerica Mutual Funds. Commission revenues for the years ended December 31, 2011 and 2010, include approximately $19,454 and $18,499, respectively, of commissions on proprietary variable products. A portion of the commission expenses of the Company are paid to registered representatives who are also agents for Transamerica Life Insurance Company and Western Reserve Life Assurance Company of Ohio ("WRL"), affiliated companies, which amounted to $17,509 and $16,649 for the years ended December 31, 2011 and 2010, respectively.

The Company is party to a cost-sharing agreement between AEGON USA, LLC ("AEGON USA") companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AEGON USA and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $5,043 and $4,925 for the years ended December 31, 2011 and 2010, respectively.

During 2011, the Company paid a return of capital of $22 and $5 to AUSA and TIHI, respectively. During 2010, the Company paid a return of capital of $244 and $51 to AUSA and TIHI, respectively. Even though the Company returned capital to TIHI and AUSA in 2011 and 2010, due to the retained deficit and net losses reported by the Company, the future operations of the Company are dependent upon continued capital contributions until profitable operations can be achieved.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2011, the Company had net capital of $7,765, which was $6,995 in excess of its required net capital of $770. The Company's ratio of aggregate indebtedness to net capital was 1.49 to 1 in 2011. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account titled Special Account for the Exclusive Benefit of Customers (the "Special Bank Account"). This account had a balance of $113 at December 31, 2011. The Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2011, and for the year then ended, under the provisions of Rule 15c3-3(k)(2)(i).

6. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

7. Subsequent Events

On January 6, 2012 Investment Advisors International, Inc. ("IAI"), and World Group Securities, Inc. ("WGS"), both wholly owned subsidiaries of AEGON Asset Management Services, Inc. ("AAM"), merged with the Company, with the surviving corporation, the Company. After the merger, the Company will have 1,948 shares issued which will be 51.6% owned by AUSA, 10.8% owned by TIHI and 37.6% owned by AAM. The merger was accounted for in accordance with ASC 805, *Business Combinations.*

The following is select pro forma financial information to illustrate the effect on the comparative financial statements as a result of the merger in accordance with ASC 805, *Business Combinations.*

	Pro Forma Financials	
	December 31,	
(dollars in thousands)	2011	2010
Total assets	$ 75,282	$ 93,359
Total liabilities	38,779	54,470
Total stockholders' equity	36,503	38,889
Total liabilities and stockholders' equity	$ 75,282	$ 93,359

	Pro Forma Financials	
	For the Years Ended December 31,	
(dollars in thousands)	2011	2010
Total revenues	$ 228,376	$ 216,916
Total expenses	231,622	218,668
Loss before income taxes	(3,246)	(1,752)
Income tax benefit	(939)	(640)
Net loss	$ (2,307)	$ (1,112)

Supplemental Information

TRANSAMERICA FINANCIAL ADVISORS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2011
(Dollars in thousands)

Computation of net capital				
Total stockholders' equity			$	22,629
Nonallowable assets and deductions:				
Commissions receivable	$	1,212		
Other assets		13,445		
Total nonallowable assets and deductions				14,657
Net capital before haircuts on securities positions				7,972
Haircuts on securities				207
Net capital			$	7,765
Computation of alternative net capital requirement				
Aggregate indebtedness	$	11,554		
Minimum net capital requirement (greater of $250 or 6 2/3% of aggregate indebtedness)			$	770
Excess net capital			$	6,995
Ratio of aggregate indebtedness to net capital				149%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of that Rule.

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Transamerica Financial Advisors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Transamerica Financial Advisors, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 through December 31, 2011. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including the copy of the check.

   There were no findings.

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 through December 31, 2011.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including revenue detail from the general ledger.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

There were no findings.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

No overpayment was applied to the current assessment.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2011 through December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2012

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Transamerica Financial Advisors, Inc.
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

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